UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On December 10, 2024, JPMorgan Chase & Co. (“JPM Chase”), in accordance with the Irish Companies Act, notified Brera Holdings PLC (the “Company”) that JPM Chase and its controlled undertakings held an aggregate interest in 351,400 Class B Ordinary Shares of the Company, or approximately 5.3% of the issued share capital of the Company as of July 19, 2024, the date the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 was filed with the Securities and Exchange Commission. The JPM Chase aggregate interest includes holdings in the capacity of investment manager for its various funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer